SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report of Employee Stock Purchase, Savings and Similar Plans
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010.

Or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from _________ to _________.

Commission File Number:  0-16255  (Johnson Outdoors Inc.)

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Johnson Outdoors Inc. 555 Main Street Racine, WI 53403

REQUIRED INFORMATION

The following financial statements and schedules of the Johnson Outdoors Retirement and Savings Plan (the "Plan"), prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith. McGladrey & Pullen LLP, the current independent auditors for the Plan, audited the financial statements and schedules as of and for the Plan fiscal year ended December 31, 2010.  Grant Thornton LLP, the predecessor independent auditors for the Plan, audited the financial statements and schedules as of and for the Plan fiscal year ended December 31, 2009.

Financial Statements and Reports of Independent Registered Public Accounting Firms

Johnson Outdoors Retirement and Savings Plan

December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

Plan Administrator
Johnson Outdoors Retirement and Savings Plan

We have audited the accompanying statement of net assets available for benefits of Johnson Outdoors Retirement and Savings Plan (the “Plan”) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Johnson Outdoors Retirement and Savings Plan as of December 31, 2010, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

As described in Note 2, the Plan adopted Financial Accounting Standards Board Accounting Standards Update 2010-25,  Plan Accounting—Defined Contribution Pension Plans (Topic 962):  Reporting Loans to Participants by Defined Contribution Pension Plans, as of December 31, 2010, which clarified how loans to participants should be classified and measured by defined contribution pension plans.  This Update was retrospectively applied as of and for the year ended December 31, 2009.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H – Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen LLP
Milwaukee, Wisconsin
June 29, 2011

Report of Independent Registered Public Accounting Firm

Plan Administrator
Johnson Outdoors Retirement and Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Johnson Outdoors Retirement and Savings Plan (the “Plan”) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Johnson Outdoors Retirement and Savings Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP
Milwaukee, Wisconsin
June 23, 2010

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS As of December 31,
		2009
	2010	(As Revised)
Investments
Investments, at fair value	58,254,218	50,773,491

Notes receivable from participants	1,409,184	1,517,154

Contributions receivable
Participant	14,286	10,901
Company	1,153,916	4,375
Total receivables	2,577,386	1,532,430

Net assets available for benefits at fair value	60,831,604	52,305,921

Adjustment from fair value to contract value for interest in collective
trust relating to fully benefit-responsive investment contracts	(764,853)	(541,443)

Net assets available for benefits	$60,066,751	$51,764,478

The accompanying notes are an integral part of these statements.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31,

		2009
	2010	(As Revised)
Investment income
Net realized and unrealized appreciation in fair value of investments	$5,479,704	$8,026,249
Interest	6,020	17,337
Dividends	1,482,264	1,062,539

Total investment income	6,967,988	9,106,125

Interest income on notes receivable from participants	82,302	99,653

Contributions
Participant	2,197,181	2,171,610
Company	1,983,363	828,952
Rollover	228,483	70,852

Total contributions	4,409,027	3,071,414

Total additions	11,459,317	12,277,192

Distributions to participants or beneficiaries	(2,999,998)	(3,915,241)
Administrative expenses and investment management fees	(157,046)	(94,125)

Total disbursements	(3,157,044)	(4,009,366)

Net increase	8,302,273	8,267,826

Net assets available for benefits:
Beginning of year	51,764,478	43,496,652
End of year	$60,066,751	$51,764,478

The accompanying notes are an integral part of these statements.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Johnson Outdoors Retirement and Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1.     General

The Plan is a defined contribution plan sponsored by Johnson Outdoors Inc. (the “Company” or “Employer”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On January 1, 2010 the Company adopted a new prototype plan document.

2.     Participation

The following participating employers participate in the Plan:

●	Johnson Outdoors Inc.
●	Johnson Outdoors Watercraft Inc.
●	Johnson Outdoors Marine Electronics, Inc.
●	Johnson Outdoors Gear LLC
●	Johnson Outdoors Diving LLC

Prior to January 1, 2010, the Plan allowed all regular full-time employees, as defined by the Plan, to participate in the Plan on the first day of employment with one of the above-named participating employers.  An employee who is classified as other than a regular full-time employee was eligible to participate in the savings feature of the Plan effective January 1 or July 1 following one year of service during which the employee completed 1,000 or more hours of service.  Effective January 1, 2010, the Plan allows all employees in covered employment to participate in the Plan on the first day of employment with one of the above named participating employers.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE A - DESCRIPTION OF THE PLAN - Continued

3.     Contributions

Eligible participants may make voluntary pre-tax and after-tax contributions of their base compensation (as defined by the Plan), subject to certain statutory limits.  Participant contributions made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code (“IRC”) are excluded from the participant’s current wages for federal income tax purposes.  No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant makes a withdrawal from the Plan.  An employee is automatically enrolled in the Plan at 3 percent of eligible compensation unless the participant elects a different amount or elects not to participate.

Participants may also choose to make contributions on an after-tax basis through a Roth 401(k) option.  Contributions and earnings for the Roth 401(k) option are not subject to taxation at the time of distribution, as long as the distribution is a “qualified distribution” made no earlier than five years after the first Roth 401(k) contribution to the Plan.  A qualified distribution is a distribution after separation of service and due to death, disability or after age 59½.  The participant’s contribution rate may be adjusted at the discretion of the Plan administrator if a reduced rate is necessary to maintain Section 401(k) benefits.

Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Company’s matching contribution is equal to 50% of the first 6% of a participant’s compensation contributed by the participant to the Plan.  The Company made matching contributions of $835,460 and $828,952 in 2010 and 2009, respectively.

In addition, the Company may make a discretionary retirement contribution to the Plan to be allocated to the accounts of eligible participants.  Effective October 3, 2009, participation in the Plan was extended to certain employees of Johnson Outdoors Marine Electronics, Inc. and Johnson Outdoors Watercraft Inc. previously excluded from the Plan’s discretionary retirement contribution.  The amount of such contributions, if any, is at the discretion of the Compensation Committee of the Board of Directors.  The Company made  discretionary retirement contributions of $1,147,903 and $0 in 2010 and 2009, respectively.

4.     Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, an allocation of the Company’s discretionary retirement contribution based on regular employee earnings for the period, if applicable, and an allocation of Plan investment earnings based upon the participant’s net account balance.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE A - DESCRIPTION OF THE PLAN - Continued

5.     Vesting

Participant contributions, Company matching contributions, discretionary retirement contributions and investment earnings thereon are 100% vested at all times.

6.     Payment of Benefits

Upon retirement, termination, or permanent disability, participants will receive the value of their account.  Upon death, the account balance will be paid to the participant’s beneficiary or estate.  Prior to termination of service, participants may also elect to receive a hardship withdrawal distribution, as defined in the Plan.  A participant who has attained age 59-1/2, but who has not terminated employment, is entitled to have the whole or any part of their accounts paid to him or her.

7.     Notes receivable from Participants

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Loan terms may not exceed five years.  Loans are secured by the balance in the participant’s account and bear interest rates that range from 4.25 percent to 10.5 percent, which are based on the prime rate as listed in the Wall Street Journal on the first business day of the quarter the loan is issued, plus 1 percent.  Principal and interest are paid through payroll deductions.  The outstanding balance of any loan may be prepaid at any time without penalty.  Outstanding loans are considered past due after 30 days.

8.     Investment Options

During 2010 and 2009, participants in the Plan had the ability to self-direct their funds into the following investment options:

Vanguard Total Stock Market Index Fund
Goldman Sachs Commodity Strategy Fund A
American Balanced Fund R5
Fidelity Advisor Equity Growth Fund
Capital World Growth and Income Fund R5
T. Rowe Price Small Cap Stock Fund
William Blair International Growth Fund
Johnson Outdoors Common Stock
Colombia Diversified Equity Income Fund
Harding Loevner Emerging Markets Fund
Putnam Stable Value Fund

In 2010, the PIMCO Total Return fund was replaced with the Vanguard Total Bond Market Index Fund and the Riversource Diversified Equity Income Fund was renamed Colombia Diversified Equity Income Fund.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE A - DESCRIPTION OF THE PLAN - Continued

In 2009, the Oppenheimer Commodity Strategic Total Return Fund was replaced with the Goldman Sachs Commodity Strategy Fund A and the Vanguard Windsor Fund was replaced with the Riversource Diversified Equity Income Fund.

A participant may invest a maximum of 25% of their post-1994 contributions in the Johnson Outdoors Common Stock.

        9.     Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time upon proper resolution by the Board of Directors.  The Company may also terminate discretionary retirement contributions to the Plan.  In the event of Plan termination, the Plan Trustee shall continue to administer the trust until otherwise directed by the Board of Directors.  Upon termination of the trust, participants or their beneficiaries will receive the value of their account.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.     Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through the Putnam Stable Value Fund, a collective trust.  The Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

2.     Investments

The Plan’s investments are stated at fair value.  Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.  The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.  The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

The Plan holds an investment in the Putnam Stable Value Fund (“Stable Value”), which is a common/collective trust fund managed by Putnam Fiduciary Trust Company (“PFTC”), as trustee of the fund.  The investment objective of the Stable Value fund is to provide a competitive yield with minimal market-related risk.  The Stable Value fund invests primarily in guaranteed investment contracts, or funding agreements, security-backed investment contracts, separate accounts issued or wrapped by insurance companies, banks or externally managed stable value commingled investment funds.  The Stable Value fund may also invest in high-quality money market instruments or other similar short-term investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accounted for on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

3.     Administrative Expenses and Investment Management Fees

Certain expenses incurred in the administration of the Plan and expenses incurred in connection with the sale, investment and reinvestment of Plan assets are paid by the Plan.  Participants are required to pay a quarterly $18.75 administrative fee.  Beginning in 2010, fees charged by the Plan’s investment advisor are paid by participants on a pro-rata formula based on account balance as a proportion of total plan assets.  Such fees totaled $70,000.  Prior to 2010, such investment advisory fees were paid by the Company.  Expenses incurred for attorney and audit fees related to the administration of the Plan are paid by the Company.

4.     Use of Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes.  Actual results could differ from those estimates.

      5.       Payment of Benefits

Benefits are recorded when paid.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

6.     Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

7.     New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued an amendment “Fair Value measurements and Disclosures –Improving Disclosures about Fair Value Measurements” which requires new disclosures about transfers of financial assets and liabilities between levels 1 and 2. This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and disclosures about inputs and valuation techniques are required for both Level 2 and Level 3 measurements. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances, and settlements instead of netting these changes. With respect to matters other than Level 3 measurements, the amendment was effective and adopted for periods beginning on or after December 15, 2009. The guidance related to Level 3 measurements is effective for periods beginning on or after December 15, 2010, and has not yet been adopted. The Plan does not expect the application of this pronouncement with respect to Level 3 measurements to have a material impact on its financial statements.

In September 2010, FASB issued an amendment, “Plan Accounting—Defined Contribution Pension Plans: Reporting Loans to Participants by Defined Contribution Pension Plans”, which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans. This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This amendment is effective for periods ending after December 15, 2010, with early adoption permitted. This amendment requires retrospective application to all periods presented. This amendment was adopted for the year ended December 31, 2010, and retrospectively applied as of and for the year ended December 31, 2009.  Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment.  The adoption resulted in a reclassification of participant loans totaling $1,409,184 and $1,517,154 from investments to notes receivable as of December 31, 2010 and 2009, respectively.

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This update changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This update is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited, and requires prospective application. The Plan is currently evaluating the impact this update will have on the Plan’s net assets available for benefits or changes in net assets available for benefits.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE C - FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques.  Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  Under this guidance, valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.  This guidance establishes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable.

Level 1 - Quoted prices in active markets (e.g. NYSE, NASDAQ, etc.) for identical assets or liabilities.  These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets.

Level 2 - Inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly.  These are typically obtained from readily-available pricing sources for comparable instruments and inputs derived from observable market data by correlation or other means.

Level 3 - Unobservable inputs, where there is little or no market activity for the asset or liability.  These inputs reflect the reporting entity’s own assumptions of the data that market participants would use in pricing the asset or liability, based on the best information available in the circumstances.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments:

As of December 31, 2010

	Level 1	Level 2	Level 3	Total
Description:
Mutual funds:
Large cap	$14,644,086	$-	$-	$14,644,086
Foreign and global	12,557,498	-	-	12,557,498
Fixed income	5,859,688	-	-	5,859,688
Small cap	6,148,306	-	-	6,148,306
Balanced	3,349,916	-	-	3,349,916
Commodities	1,021,228	-	-	1,021,228
Total mutual funds	43,580,722	-	-	43,580,722

Common stock:
Consumer discretionary - leisure	545,609	-	-	545,609

Common/collective trust	-	14,127,887	-	14,127,887
Total	$44,126,331	$14,127,887	$-	$58,254,218

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE C - FAIR VALUE MEASUREMENTS – Continued

Investments Measured at Fair Value on a Recurring Basis - continued

As of December 31, 2009
	Level 1	Level 2	Level 3	Total
Description:
Mutual funds:
Large cap	$12,039,284	$-	$-	$12,039,284
Foreign and global	11,397,514	-	-	11,397,514
Fixed income	5,082,323	-	-	5,082,323
Small cap	4,880,444	-	-	4,880,444
Balanced	2,952,804	-	-	2,952,804
Commodities	907,708	-	-	907,708
Total mutual funds	37,260,077	-	-	37,260,077

Common stock:
Consumer discretionary - leisure	453,070	-	-	453,070

Common/collective trust	-	13,060,344	-	13,060,344
Total	$37,713,147	$13,060,344	$-	$50,773,491

The Plan’s valuation methodology used to measure the fair values of common stock and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets.  The valuation techniques used to measure fair value of the common/collective trust fund are included in note B-2.

The methods described above could produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE C - FAIR VALUE MEASUREMENTS – Continued

The following tables set forth additional disclosures of the Plan’s investments whose fair value is estimated using the net asset value per share as of December 31, 2010 and 2009:

	2010
	Fair Value Estimated using Net Asset Value per Share
	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Asset category:
Common/collective trust	$14,127,887	$-	Immediate	None

	2009
	Fair Value Estimated using Net Asset Value per Share
	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Asset category:
Common/collective trust	$13,060,344	$-	Immediate	None

NOTE D - INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31:

Description	2010

Vanguard Total Bond Market Index Fund	$5,859,688
American Balanced Fund R5	3,349,916
Fidelity Advisor Equity Growth Fund	6,072,032
Capital World Growth and Income Fund R5	5,612,694
T. Rowe Price Small Cap Stock Fund	6,148,306
Putnam Stable Value Fund*	13,363,034
Vanguard Total Stock Market Index Fund	3,632,056
William Blair International Growth Fund	3,217,870
Harding Loevner Emerging Markets Fund	3,726,934
Colombia Diversified Equity Income Fund	4,939,998
*Amount represents contract value (fair value is $ 14,127,887)

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE D - INVESTMENTS – Continued

Description	2009
PIMCO II Total Return	$5,082,323
American Balanced Fund R5	2,952,804
Fidelity Advisor Equity Growth Fund	4,878,855
Capital World Growth and Income Fund R5	5,547,064
T. Rowe Price Small Cap Stock Fund	4,880,444
Putnam Stable Value Fund*	12,518,901
Vanguard Total Stock Market Index Fund	3,016,138
William Blair International Growth Fund	2,803,000
Harding Loevner Emerging Markets Fund	3,047,450
Riversource Diversified Equity Income Fund	4,144,291

*Amount represents contract value (fair value is $ 13,060,344)

In 2010, the PIMCO Total Return fund was replaced with the Vanguard Total Bond Market Index Fund and the Riversource Diversified Equity Income Fund was renamed Colombia Diversified Equity Income Fund.

In 2009, the Oppenheimer Commodity Strategic Total Return Fund was replaced with the Goldman Sachs Commodity Strategy Fund A and the Vanguard Windsor Fund was replaced with the Riversource Diversified Equity Income Fund.

As of December 31, 2010 and 2009, the Plan’s investments included approximately 43,579 and 46,374 shares of Company common stock, respectively, representing less than 1% of the Company’s outstanding common stock for each year.

During 2010 and 2009, the Plan’s investments appreciated in value as follows:

	2010	2009

Mutual funds	$5,348,125	$7,778,049

Johnson Outdoors Inc. common stock	131,579	248,200

	$5,479,704	$8,026,249

All investments are participant directed.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE E - INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 10, 2011, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan has additional amendments that were not included in the latest determination letter.  However, the Plan’s administrator believes the Plan is operating in compliance, in all material respects, with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements.  With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2007.

NOTE F - PARTY-IN-INTEREST TRANSACTIONS

All transactions involving the investments administered by Mercer (the “trustee”) and investments in Johnson Outdoors Inc. common stock and other transactions with the Company or plan participants are considered party-in-interest transactions.  Fees paid to the trustee by the plan for administrative expenses amounted to $87,046 and $94,125 for the years ended December 31, 2010 and 2009, respectively.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE G - RISK AND UNCERTAINTIES

The Plan invests in various securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and, that such changes could materially affect participants account balances and the amounts reported in the statements of net assets available for benefits.

NOTE H - COMMITMENTS AND CONTINGENCIES

The Company has submitted an application under the IRS’ Employee Plans Compliance Resolution System (“EPCRS”) process.  The submission addressed an administrative discrepancy that occurred in prior years.  The submission of an application under EPCRS permits a plan sponsor to receive IRS approval of the method of resolution of such discrepancies.  Based upon the Company’s review of the issue, the Company has estimated that the potential contribution to be made related to this matter ranges from $0 to $525,000.

The ultimate impact of this uncertainty on the financial statements is not determinable as of the date of these financial statements.  Therefore, no amount has been recorded in the financial statements at December 31, 2010 and 2009.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE I - RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2010	2009
Net assets available for benefits per the financial statements	$60,066,751	$51,764,478

Differences in:
Investments	1,409,184	1,517,154
Receivables - notes receivables from participants	(1,409,184)	(1,517,154)
Company contribution receivable	(1,147,903)	-
Adjustment from contract value to fair value	764,853	541,443
Net assets available for benefits per the Form 5500	$59,683,701	$52,305,921

The following is a reconciliation of change in net assets available for benefits per the financial statements to the Form 5500 during the year ended December 31:

	2010	2009
Increase in net assets available for benefits per the financial statements	$8,302,273	$8,267,826

Participant contributions	-	(2)
Company contributions	(1,147,903)	-
Reverse adjustment from contract value to fair value, prior year	(541,443)	789,954
Adjustment from contract value to fair value, current year	764,853	541,443
Investment income	-	(10,604)
Interest income on notes receivable from participants	-	2,874
Distributions to participants and beneficiaries	-	7,510
Administrative expenses and investment management fees	-	222
Increase in net assets available for benefits per the Form 5500	$7,377,780	$9,599,223

SUPPLEMENTAL SCHEDULE

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
EMPLOYEE IDENTIFICATION NUMBER 39-1536083
PLAN NUMBER 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

	Number of	Current
Identity of issue, borrower, lessor or similar party	shares/units	fair value

Vanguard Total Stock Market Index Fund	119,201	$3,632,056
Vanguard Total Bond Market Index Fund	552,801	5,859,688
American Balanced Fund R5	186,729	3,349,916
Colombia Diversified Equity Income Fund	488,625	4,939,998
Fidelity Advisor Equity Growth Fund	105,729	6,072,032
Capital World Growth and Income Fund R5	157,086	5,612,694
Goldman Sachs Commodity Strategy Fund A	169,358	1,021,228
T.Rowe Price Small Cap Stock Fund	178,574	6,148,306
William Blair International Growth Fund	147,271	3,217,870
Johnson Outdoors, Inc. common stock*	43,579	545,609
Harding Loevner Emerging Markets Fund	71,949	3,726,934
Putnam Stable Value Fund	13,363,034	14,127,887
Participant loans (interest rates from 4.25% to 10.5%; maturing from January 2011 to December 2015)*	1,409,184	1,409,184

Total investments, at fair value		$59,663,402

* Party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Johnson Outdoors Retirement and Savings Plan (the "Plan") Administrative Committee which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Racine, and State of Wisconsin, on the 29th day of June, 2011.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

By:  /s/ Richard Fiegel
        Richard Fiegel

By:  /s/ David Marquette
         David Marquette

By:  /s/ Sara Vidian
        Sara Vidian

By:  /s/ David W. Johnson
        David W. Johnson

By:  /s/ Erik Hokanson
        Erik Hokanson

As members of the Johnson Outdoors Retirement
and Savings Plan Administrative Committee

EXHIBIT INDEX

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

Exhibit No.	Description	Page Number in Sequentially Numbered Form 11-K
23.1	Consent of McGladrey & Pullen LLP	25
23.2	Consent of Grant Thornton LLP	26